Filed by Freightos Limited

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed under Rule 14a-12 under the

Securities Exchange Act of 1934

Subject Company: Gesher I Acquisition Corp.

Commission File No. 001-40897

Date: November 14, 2022

Freightos Announces Record Transactions and Gross Booking Value for Third Quarter of 2022

November 14, 2022

•	Number of Platform Transactions (“#Transactions”): 192 thousand – up 178% year-over-year.

•	Gross Booking Value (“GBV”): $159 million – up 100% year-over-year.

•	Revenue: $4.7 million[1] – up 56% year-over-year.

JERUSALEM – Freightos Limited, a leading global freight booking and payment platform, today announced its results for the third quarter of 2022.

“The number of transactions on our platform continue to grow rapidly and consistently, again setting a new record, despite headwinds from a softening in the global freight market, unfavorable exchange rates, and a sharp decline in market prices,” said Freightos’ CEO Zvi Schreiber. “The ongoing volatility and stressors in global supply chains only reinforce the need for the agility and efficiency that a provider-agnostic booking platform introduces.”

“The growth in transactions, which doubled year-over-year, exceeded internal targets as demand for Freightos' service grew and we expanded carrier capacity on our platform. Notably, Emirates SkyCargo went live on WebCargo by Freightos this September, making our booking and payment platform the only one in which the top three non-courier global air cargo carriers are available for real-time booking.2 Our strong growth in the number of transactions, which now exceed an annual run rate of 750 thousand, is proof that digital booking is precisely what carriers, forwarders, and importers and exporters need to navigate global trade today.”

As previously announced, Freightos has entered into a definitive business combination agreement with Gesher I Acquisition Corp. (NASDAQ: GIAC), a special purpose acquisition company, that is expected to result in Freightos becoming publicly listed on Nasdaq. A draft proxy statement/prospectus was confidentially submitted to the United States Securities and Exchange Commission (the “SEC”) in September 2022, and Freightos has already received and responded to the first round of SEC comments. The parties intend to close the transaction in early 2023. The minimum cash requirement for the deal has already been satisfied with $80 million of committed capital.

Third Quarter 2022 Business Highlights

•	#Transactions and GBV: #Transactions grew dramatically to 192 thousand, up 178% year over year and 28% from the second quarter, resulting in GBV of $159 million. Due to the strong underlying growth in the number of Transactions, GBV was up, despite a dramatic drop in freight market prices and in the value of the euro. GBV and Transaction growth was particularly strong in airline eBookings. Freightos expects revenue growth to lag GBV growth because some of the more recent and fastest growing types of transactions are not yet generating substantial revenue. Over time, Freightos expects the take rate of platform revenue as a percent of GBV to grow as Freightos adds additional value to platform participants.

•	Carriers: The number of air and ocean carriers receiving direct eBookings (electronic bookings) on the Freightos platform increased to 32. With Emirates SkyCargo joining the WebCargo Platform, airlines accounting for over 40% of world capacity have some of their capacity now digitally available on WebCargo.

•	Airline Payments: Payments using Freightos’ payment solutions continued to grow, driving additional customer value and improving monetization. Payments growth was particularly strong in the United States.

1 Financial and non-financial data in this press release have not been audited or reviewed by Freightos’ external auditor and are subject to change.

2 IATA World Air Transportation Statistics, 2021

•	Additional Developments: Progress was made in evolving the land and ocean offerings across the Freightos ecosystem, including pilots of the ocean eBooking platform, less-than-truckload (LTL) booking platform, and embedded customs brokerage platform.

	Three Months Ended September 30
$ values in millions, #Transaction in thousands	2022	2021	% Change	% Change (Constant Currency)	2021 Pro forma
#Transactions	$192.3	$69.3	178%	–	$76.1
Gross Booking Value (GBV)	$159.2	$79.7	100%	123%	$84.0
Revenue	$4.7	$3.0	56%	63%	$4.5

Definitions

Carriers: Number of unique air and ocean carriers who have been sellers of transactions. For airlines, we count the booking carrier, which includes separate airlines within the same carrier group. We do not count dozens of other airlines that operate individual segments of air cargo transactions as we do not have a direct booking relationship with them. Carriers include ocean less-than-container load (LCL) consolidators. In addition, we only count carries when more than five bookings were placed with them over the course of a quarter.

Constant Currency: Comparative information calculated by translating Freightos’ current period financial results using the prior period’s monthly exchange rates (or other applicable rates, as indicated).

GBV: Total value of transactions on the Freightos platform, which is the monetary value of freight and related services contracted between buyers and sellers on the Freightos platform, plus related fees charged to buyers and sellers, and pass-through payments such as duties. GBV is converted to U.S. dollars at the time of each transaction on the Freightos platform. This metric may be similar to what others call gross merchandise value (GMV) or gross services volume (GSV). We believe that this metric reflects the scale of the Freightos platform and our opportunities to generate platform revenue.

#Transactions: Number of bookings for freight services, and related services, placed by buyers across the Freightos platform with third-party sellers and with Clearit. Beginning in the third quarter of 2022, #Transactions includes trucking bookings, which were added to the Freightos platform following the acquisition of 7LFreight. The number of transactions booked on the Freightos platform in any given time period is net of Transactions canceled during the same time period.

Pro forma: Results presented on a “pro forma” basis reflect subsequent acquisitions as if they had been completed at the beginning of the comparative period.

About Freightos Limited

Freightos® operates a leading, vendor-neutral booking and payment platform for international freight. Freightos’ platform supports supply chain efficiency and agility by enabling real-time procurement of ocean and air shipping across more than ten thousand importers/exporters, thousands of forwarders, and dozens of airlines and ocean carriers.

Freightos.com is a premier digital international freight marketplace for importers and exporters for instant pricing, booking, and shipment management. Thousands of SMBs and enterprises have sourced shipping services via Freightos across dozens of logistics service providers.

WebCargo® by Freightos is a leading global freight platform connecting carriers and forwarders. In particular, it is the largest air cargo eBooking platform, enabling simple and efficient freight pricing and booking between thousands of freight forwarders, including the top twenty global freight forwarders, and hundreds of airlines, ocean liners and trucking carriers. Airlines on the platform represent over a third of global air cargo capacity. WebCargo also offers software as a service for forwarders to facilitate digital freight rate management, quoting, and online sales.

Freightos Data calculates the Freightos Baltic Index, the industry’s key daily benchmark of container shipping prices, the Freightos Air Index, as well as other market intelligence products that improve supply chain decision-making, planning, and pricing transparency.

Freightos is a widely recognized logistics technology leader with a worldwide presence and a broad customer network.

Incorporated in the Cayman Islands with offices around the world, Freightos plans to go public on Nasdaq by combining with Gesher I Acquisition Corp. (NASDAQ: GIAC). More information is available at freightos.com/investors.

Non-IFRS Financial Measures

While certain financial figures included in this press release have been computed in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board, this announcement does not contain sufficient information to constitute an interim financial report as defined in International Accounting Standards 34, “Interim Financial Reporting” nor a financial statement as defined by International Accounting Standards 1 “Presentation of Financial Statements”. The financial information in this press release has not been audited.

In addition, this press release includes revenue on a constant currency basis, a measure not presented in accordance with IFRS. This non-IFRS financial measure is not a measure of financial performance in accordance with IFRS. Therefore, this measure should not be considered in isolation or as an alternative to revenue, net income, cash flows from operations or other measures of profitability, liquidity or performance under IFRS. You should be aware that the presentation of this measure may not be comparable to similarly-titled measures used by other companies. Freightos believes that revenue on a constant currency basis provides useful information to investors and others in understanding and evaluating Freightos’ operating results because it provides a supplemental measure of our core operating performance and offers consistency and comparability with both past financial performance and with financial information of peer companies. Certain monetary amounts, percentages and other figures included in this press release have been subject to rounding adjustments. Certain other amounts that appear in this press release may not sum due to rounding.

Forward Looking Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These statements include, but are not limited to, statements regarding our future financial and operating performance, including our outlook. These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of Freightos management and are not predictions of actual performance. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Freightos. These forward-looking statements are subject to a number of risks and uncertainties, including the occurrence of any event, change or other circumstances that could give rise to the termination of the proposed business combination; the outcome of any legal proceedings that may be instituted against Freightos or Gesher, the combined company or others in connection with the proposed business combination; the inability to complete the proposed business combination due to the failure to obtain approval of the shareholders of Freightos or Gesher or to satisfy other conditions to closing; changes to the proposed structure of the proposed business combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the proposed business combination; the ability to meet stock exchange listing standards following the consummation of the proposed business combination; the risk that the proposed business combination disrupts current plans and operations of Freightos as a result of the announcement and consummation of the proposed business combination; the ability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition and the ability of the combined company to build and maintain relationships with carriers, freight forwarders and importers/exporters and retain its management and key employees; costs related to the proposed business combination; changes in applicable laws or regulations; Freightos’ estimates of expenses and underlying assumptions with respect to shareholder redemptions and purchase price and other adjustments; any downturn or volatility in economic conditions; the effects of COVID-19 or other pandemics or epidemics; changes in the competitive environment affecting Freightos or its users, including Freightos’ inability to introduce new products or technologies; risks to Freightos’ ability to protect its intellectual property and avoid infringement by others, or claims of infringement against Freightos; the possibility that Freightos or Gesher may be adversely affected by other economic, business and/or competitive factors; Freightos’ estimates of its financial performance; risks related to the fact that Freightos is incorporated in the Cayman Islands and governed by the laws of the Cayman Islands; and those factors discussed in Gesher’s Annual Report on Form 10-K and Quarterly Reports on Form 10-Q, in each case, under the heading “Risk Factors,” and other documents of Gesher and Freightos filed, or to be filed, with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that Freightos presently does not know or that Freightos currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Freightos’ expectations, plans or forecasts of future events and views as of the date of this communication. Freightos anticipates that subsequent events and developments will cause Freightos’ assessments to change. However, while Freightos may elect to update these forward-looking statements at some point in the future, Freightos specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing Freightos’ assessments as of any date subsequent to the date of this press release. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Important Information About the Proposed Transaction and Where to Find It

The proposed business combination will be submitted to shareholders of Gesher for their consideration. Freightos intends to file a registration statement on Form F-4 (the “Registration Statement”) with SEC which will include a preliminary proxy statement to be distributed to Gesher’s shareholders in connection with Gesher’s solicitation for proxies for the vote by Gesher’s shareholders in connection with the proposed business combination and other matters as described in the Registration Statement, as well as the prospectus relating to the offer of the securities to be issued to Gesher’s shareholders in connection with the completion of the proposed business combination. After the Registration Statement has been filed and declared effective, Gesher will mail a definitive proxy statement and other relevant documents to its shareholders as of the record date established for voting on the proposed business combination. GESHER’S SHAREHOLDERS AND OTHER INTERESTED PERSONS ARE URGED TO READ, ONCE AVAILABLE, THE REGISTRATION STATEMENT, THE PRELIMINARY PROXY STATEMENT / PROSPECTUS AND ANY AMENDMENTS THERETO AND, ONCE AVAILABLE, THE DEFINITIVE PROXY STATEMENT / PROSPECTUS, IN CONNECTION WITH GESHER’S SOLICITATION OF PROXIES FOR ITS SPECIAL MEETING OF SHAREHOLDERS TO BE HELD TO APPROVE, AMONG OTHER THINGS, THE PROPOSED BUSINESS COMBINATION, BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT GESHER, FREIGHTOS AND THE PROPOSED BUSINESS COMBINATION.

Shareholders may also obtain a copy of the preliminary or definitive proxy statement, once available, as well as other documents filed with the SEC regarding the proposed business combination and other documents filed with the SEC by Gesher, without charge, at the SEC’s website located at www.sec.gov or by directing a request to Gesher I Acquisition Corp., Hagag Towers, North Tower, Floor 24, Haarba 28, Tel Aviv, Israel.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE PROPOSED TRANSACTION PURSUANT TO WHICH ANY SECURITIES ARE TO BE OFFERED OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in the Solicitation

Gesher, Freightos and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitations of proxies from Gesher’s shareholders in connection with the proposed business combination. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of Gesher’s shareholders in connection with the proposed business combination will be set forth in the Registration Statement when it is filed with the SEC. You can find more information about Gesher’s directors and executive officers in Gesher’s Annual Report on Form 10-K for the fiscal year ended September 30, 2021. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be included in the Registration Statement when it becomes available. Shareholders, potential investors and other interested persons should read the Registration Statement and other relevant materials to be filed with the SEC regarding the proposed business combination carefully when they become available before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

Contacts

Edelman Smithfield

Ira Gorsky
ira.gorsky@edelmansmithfield.com

Jessica Resnick-Ault
Jessica.resnick-ault@edelmansmithfield.com